UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

c/o GasLog Services LNG Ltd.

69 Akti Miaouli 18537
Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

On June 29,2020, GasLog Ltd. (“GasLog” or “the Company”) closed the previously announced sale of 14,400,000 common shares at a price of $2.50 per share for total gross proceeds of $36.0 million through a private placement of unregistered common shares (the “Private Placement”). Approximately 75% of shares issued in the Private Placement were purchased by GasLog’s directors and affiliates, including 6,500,000 common shares purchased by Blenheim Holdings Ltd, wholly owned by the Livanos family, and 4,000,000 common shares purchased by a wholly owned affiliate of the Onassis Foundation.

GasLog entered into a registration rights agreement with the purchasers in the Private Placement, other than Blenheim Holdings Ltd., dated June 22, 2020 (the “Registration Rights Agreement”), pursuant to which GasLog agreed to file and maintain a registration statement with respect to the resale of the common shares on the terms set forth therein. The Registration Rights Agreement is included as Exhibit 4.1.

INCORPORATION BY REFERENCE

Exhibit 4.1 to this Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3 (File Nos. 333-194894 and 333-230205), filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2014 and March 12, 2019 respectively, as amended and the registration statement on Form S-8 (File No. 333-203139), filed with the SEC on March 31, 2015, in each case to the extent not superseded by information subsequently filed or furnished (to the extent we expressly state that we incorporate such furnished information by reference) by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

EXHIBIT LIST

Exhibit	Description

4.1	Registration Rights Agreement, dated June 22, 2020, between GasLog Ltd. and each of the several holders listed on the signature pages thereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2020
GASLOG LTD.,

by
/s/ Paul A. Wogan

		Name:	Paul A. Wogan
		Title:	Chief Executive Officer